Technical Report of the Section 24 Portion of the Crownpoint Property McKinley County, New Mexico

Report prepared by
Gregory Myers Ph.D.

AUSIMM Chartered Professional Geologist
Washington State Professional Geologist
Dorado Minerals
18926 240th Ave. NE
Woodinville, WA 98077

Date: March 2 , 2006

CONTENTS OF THE TECHNICAL REPORT

Figures

Tables

Plates

Appendices

Item 3: Summary

The Section 24 portion of the Crownpoint Property is located in northwestern New Mexico, approximately 125 miles northwest of Albuquerque and just to the west of the small town of Crownpoint. Quincy Energy Corp (Quincy) has entered into an Option Agreement with NZ URANIUM, LLC (NZU) the owner of a 60% interest in the Section 24 portion of the property. Hydro Resources Inc. (HRI) owns the 40% share not controlled by NZU. Quincy can purchase up to 80% of NZU's position, which is an overall 48% controlling interest.

Continental Oil (Conoco) conducted an extensive exploration and evaluation program on the property in the 1970's, investigating the uranium mineralization with the goal of putting the project into production. Conoco completed at least 157 rotary and diamond core drill holes in the area of the resource. Conoco and HRI completed a pre-feasibility study defining a significant U_3O_8 resource. The eU_3O_8 value is based on the conversion of the radiometric gamma log determination of radioactive mineral to calculated uranium content. True U_3O_8 values (U_3O_8) are obtained from direct chemical assay results. A summary table of alternative analyses are included in the current database and the conclusion is that the eU_3O_8 values are reasonable grade estimates.

Uranium mineralization at Crownpoint is hosted in sandstone beds of the Westwater Canyon Member of the Morrison Formation. The mineralization represents secondarily enriched uranium bodies which are controlled by porous and permeable stratigraphic units and structural zones. The indicated resource calculated in this study is 4.75 million tons at an average grade of 0.1041% eU_3O_8 or 9.966 million pounds of U_3O_8 (Table 3-1), using a 0.04% eU_3O_8 cutoff. The mineralization forms stacked, elongated lenses in an area approximately 2900 feet long by 2500 feet wide. The individual mineralized horizons are typically a few hundred to a thousand feet long, up to 300 feet wide and 0.5 foot to over 50 feet in true thickness. Studies completed by HRI indicate in situ leach (ISL) recoveries of 70% to 75% are probable. Generative work programs have not been conducted on the property since 1980. Quincy has not completed any work on the project beyond the review of the Conoco data for this study and bases this resource estimation on that database. The author considers the database to be reliable although incomplete and finds the project to be of high merit. Further exploration and evaluation programs are recommended.

Table 3-1.
2006 Indicated Resource and Historic Drilling Data Support.

Million Tons	Grade % eU_3O_8	Millions of Pounds of U_3O_8	# of Core Drill holes	Approximate Drill hole Spacing
4.75	**0.1041**	**9.966**	**157**	**200 Feet**

Item 4: Introduction and Terms of Reference

The term of reference for this report is to determine if the subject uranium property, for which Quincy Energy Corp ("Quincy") has entered into a Option Agreement with the owner NZ URANIUM, LLC (NZU) is of sufficient merit to warrant further exploration activities and advanced engineering studies.

> *Statement of the person for whom the report was prepared:*
>
> "The subject report was commissioned by Quincy Energy Corp. for the purpose of confirming a historic uranium resource and bring this resource up to modern industry standards. As a significant body of exploration data previously existed for the deposit, and an historical pre-Feasibility study was completed by Conoco, work performed for the subject report was limited to: a) compilation of all available data, b) a site visit to confirm historic drill hole locations and infrastructure, and c) an independent recalculation of mineral resources to confirm previous estimates by Conoco and HRI."
>
> Work that remains to be done in the context of industry standards for development of mineral resources includes: infill drilling and drilling for geotechnical and metallurgical samples, metallurgical testing, site selection for mine infrastructure, calculation of mineral reserves, and permitting. This work was beyond the scope of the commissioned report"
>
> -Art Ettlinger

This report is based on the database generated by Conoco during its exploration program in the 1970's. The database includes the original gamma ray and resisitivity downhole geophysical logs and a tabulation of *e*U_3O for 157 drill holes and summary reports.

The author visited the property on September 17, 2005. A tour of the property was completed to identify property boundaries and any disturbance remaing from the exploration activiites completed in the 1970's. All previous disturbance related to exploration has been reclaimed and old drillsites were not found.

Item 5: Disclaimer

The data used to prepare this report was collected by a previous property owner. These exploration and evaluation activities took place during the 1970's. The procedures implemented by these operators are well documented and follow industry standard procedures and best practices. Drillcore samples are reported to be stored at the HRI facilities in Crownpoint, but Quincy has not had access to the core as of this reporting. An extensive database of drill hole gamma logs, and supporting reports were critically reviewed. The author believes the data and subsequent evaluations to be reliable.

Item 6: Property Description and Location

The Section 24 portion of the Crownpoint Property covers an area of 140 acres, approximately 56.66 hectares, comprised of fee simple interest lands.

The Property is located in Northwest New Mexico in McKinley County (Fig. 6-1) on the USGS Crownpoint 7.5 Minute Quadrangle topographic map. The legal description of the property refers to most of the SE ¼ of Section 24, T17N R13W of the

New Mexico Prime Meridian and includes the N1/2 NE1/4 SE1/4, N1/2 SE1/4 NE1/4 SE1/4, SW1/4 NE1/4 SE1/4, N1/2 NW1/4 SE1/4 SE1/4, S1/2 SE1/4 SE1/4, and W1/2 SE1/4. The Southeast corner of Section 24 is identified by the UTM Coordinates 756,781 east and 3,952,152 north in UTM Zone 12S on the NAD 27 Clarke66 map base. A local mine grid was established by Conoco during the exploration program in the 1970's and was used for all exploration activites using Imperial Units. The local grid point 401,965 east and 1,702,569 north corresponds to SE corner of Section 24 (Fig. 6-2). All drill hole collars and drill sections are in Imperial Units on the local coordinates grid. All cross-sections use the same scale vertical and horizontal so there is no distortion or exaggeration. The bench level designations (5100, 5200, etc.) are elevations in feet above mean sea level.

The property is part of the checkerboard of deeded sections, which include surface and mineral rights. The deeds were granted to the Railroads in 1866 and have passed through several railroad companies, most recently the St. Louis-San Francisco Railway Company. The NZ Land Company was formed in 1908 and took deed and management of the land grants. The NZ Uranium LLC was spun off to control the lands in the uranium trend of New Mexico and Arizona in 2002.

Quincy has executed an Option agreement with the property owner, NZU, to acquire a 65% Interest in the Crownpoint Property. Section 24, the subject of this report, is one portion of the overall agreement, which also includes all of Section 19 and the west half of Section 29 (Fig. 6-3). Resources contained in Sections 19 and 29 will be the subject of a subsequent NI 43-101 report. The purchase agreement terms reported here apply to all of the properties. Quincy was required to pay the sum of $350,000 to execute the Option Grant and issue 3,000,000 unemcumbered shares to NZU. The agreement requires Quincy to incur a total of $4,000,000 in exploration expenditures on the Property over a four year period and the issuance of an additional 3,150,000 fully paid shares to NZU. The staged work requirements are $500,000 in year one, $750,000 in year two, $1,250,000 in year three, and $1,500,000 in year four. Quincy has the ability to acquire an additional 15% interest, bringing their share to 80%, with the 100% funding of a Feasibility Study and the issue of an additional 750,000 shares.

No land alienation for parks, archaeological sites, or special management zones are known to exist. The Navajo Reservation is located approximately 10 miles to the northwest of the property and no claims to historic, surface, or mineral rights by the Navajo Nation are known. The Navajo Nation has declared a uranium mining moratorium on Indian Lands. The definition of Indian Lands is not clear and HRI/URI is in the process of challenging the Navajo Nation in court while permitting a portion of their holdings in the Crownpoint and Unit 1 Areas. Unit 1 is approximately 6 miles west of Crownpoint.

The Section 24 Crownpoint mineral resource is part of a regional zone of sandstone hosted uranium mineralization. The mineralization continues off the property to the northwest and the southeast and these extensions are controlled by NZU/Quincy and other property owners. Preparation for mining in the late 1970's resulted in the construction of storage and mine support buildings and a few lined settling ponds, which are unused. The office and warehouse facilities are currently being used by HRI for data and sample storage and office space. The facility is fully within the Quincy-NZU portion of Section 24.

The property is not subject to any liens or other encumbrances.

The Crownpoint SE1/4 of Section 24 property is host to the mine facility constructed by Conoco in 1978, 3 churches and a few homes. The mining facility contains 3 vertical shafts that are currently inaccessable. The facility never went into production and does not contain any waste or tailings materials beyond those generated during shaft construction, all of which have been reclaimed. The mine facility is owned by HRI. The previous drilling generally did not require the construction of drillpads or drill roads on the gently undulating topography. Any pads which required work appear to be reclaimed.

Permits for the next stage of exploration activities are not in place. Exploration permit applications are submitted to the Departments of: Environment, Game & Fish, Office of Cultural Affairs (for archaeological purposes), State Engineers, and State Forestry. Restrictions or delays are not expected in the exploration permitting process. HRI is currently in the permitting process to initiate production in the Crownpoint area.

Item 7: Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Crownpoint property occurs on the northern flank of an unnamed mountain range which consists of rimrock plateaus and steep, incised canyons, just northwest of the Continental Divide. The property lies north of the Puerco River and Hosta Butte, the most prominent geographic features in the area. The mountain peaks are as high as 7900 feet within two miles south of the property with elevations in the immediate project area of about 6700 feet above mean sea level (Fig.7-1). Vegetation consists of low desert sage, pinion pines, and thin grasses in an arid, high desert climate (Plate 7-1).

The property is accessed from the south by Highway 371 and from the north by Highway 57 at Crownpoint, New Mexico. Highway 9 goes west from Crownpoint, just to the north of the project area. Paved secondary roads provide access to the HRI facility on Section 24.

Albuquerque, New Mexico, host to about 450,000 residents, is located approximately 100 miles to the east on Highway 40 and provides a transportation and supply hub for the area.

The climate of the property area is typical of the high New Mexico Canyonlands desert with summer temperatures commonly in the mid 80's^{o} F and winter temperatures averaging in the mid teens ^{o} F. Rain and snow are minimal, averaging about 10 inches per year. The operating season for an in situ leach (ISL) facility would be minimally affected by weather conditions.

The surface rights of the property area are partially controlled by NZU, HRI, and some private property holders. The surface rights have not been removed from development and are not under other restrictions. The property is outside of the Navajo Reservation and is situated on the western edge of the small town of Crownpoint. The area has good access to power and water. Surface water is absent except during extended periods of rain. The terrain is hilly and well drained. A workforce exists within a 100 mile radius.

A mine site was developed and several warehouses and office buildings were constructed by Conoco in the 1970's. Three shafts were sunk and originally the mine plan called for underground extraction with surface processing. The project is now expected to be mined by ISL technolgy and will have a minimal footprint for mineral processing. ISL leaches the mineralized zone in place, by injecting oxygenated water into the mineralized sandstone and pumping the pregnant solution from extraction wells. ISL mining techniques do not generate mine tailings or waste dumps and the primary concern is water processing.

The general area is host to archeological and cultural sites. Members of the local Navajo Council do not believe that areas of historic concern exist within the property boundaries.

Item 8: History

The property is part of the checkerboard of deeded railroad sections, which include surface and mineral rights. Congress chartered the Atlantic and Pacific Railroad Company (the "A&P") in 1866. The A&P was purchased in bankruptcy proceedings by the St. Louis-San Francisco Railway Company, commonly called the "Frisco." Frisco and the Atchison Topeka and Santa Fe Railway Company formed a joint venture in 1880 and used the old A&P charter to build a railroad line, earning millions of acres of federal grant lands in New Mexico and Arizona fee land with surface and mineral rights.

Frisco incorporated New Mexico and Arizona Land Company in 1908 in what was then the Territory of Arizona to hold its grant lands until they could be sold. Uranium was discovered on the grant lands in New Mexico in 1968. In the 1980's NZ turned its principal focus from rural to urban real estate investing and development. After a period of aggressive real estate investing, NZ expanded into bridge financing of real estate. New emphasis was placed on the liquidation of NZ's historic assets.

After a series of mergers and changes in controlling parties, Robert M. Worsley purchased the remaining rural assets in March 2002. The originally incorporated name of New Mexico and Arizona Land Company was retained and formed into a limited liability corporation. The NZ Uranium LLC was spun off to control the lands in the uranium trend of New Mexico and Arizona in 2002.

Uranium exploration in the area began in the 1950's and continued through 1978. During this period more than 123,000 tonnes of uranium oxide were extracted from the

Grants Uranium Belt, representing 40% of the United States production (Chenoweth and Holen, 1980).

Conoco completed at least 157 drill holes in the southeast quarter of Section 24 in the 1970's, totaling about 316,750 feet (Table 8-1). The drilling program intersected multiple flat-lying mineralized zones, which in places are over 50 feet thick and average approximately 0.1% eU_3O_8. These 157 drill holes were radiometrically logged and make up the basis for this resource calculation and technical review.

Conoco began development of the resource in Section 24 and constructed a plant facility, leach ponds, and access and production shafts to the mineralized horizons. Falling uranium prices in the late 1970's and early 1980's resulted in the termination of the development.

Table 8-1.
Number of Holes, and Total Footage, of Drilling in Resource Database

Company	# of Drill holes	Minimum Total Footage
Conoco	157	316,750

Conoco reported "mineral reserves" for the Crownpoint Project in 1976 and 1979. The updated 1979 stated a mineral "reserve" of 1.8 million tons grading 0.15 % eU_3O_8, using a mineral zone cutoff of 6 feet averaging 0.9% eU_3O_8 (Table 8-2). HRI stated an updated 1997 "proven reserve" for the SE quarter of Section 24 of 11.8 million pounds of U_3O_8. This "reserve" stated by HRI does not define the contained tons or grade of mineralization in documents included in the NZU data package just the number of pounds of U_3O_8. **The stated "reserve" by Conoco and HRI does not meet the Proven or Probable Reserve definition stated in NI 43-101.** The "reserve" was estimated by compiling the grade times thicknes values in drill holes for each mineralized horizon and then contouring the values on a plan map. The mineralized zones were compiled on plan maps and the bodies were interpreted to form linear zones controlled by paleo river channels. The mineralized bodies were extended between barren drill holes in order to expand the body to the next mineralized drill hole. The volume of the interpreted body was multiplied by the grade times thickness product to give the pounds of contained eU_3O_8. Mineralization cross-sections are not included in the data base and detailed documentation of the Conoco and HRI "reserve" is not contained in the database files.

Table 8-2.
"Mineral Reserve" of the Crownpoint Uranium Project

	Tons	**Grade *e*U_3O_8%**	**Contained *e*U_3O_8 Pounds**
1997 HRI*	not reported	not reported	11.78 million
1979 Conoco*	1.8 million	0.15	6.47 million

The term mineral reserve was used by HRI and Conoco and does not meet the definition of Mineral Reserve, Proven, Probable, or Possible as required by NI 43-101.
* The Conoco reserve was for underground extraction while the HRI reserve is for ISL extraction and different cutoff grades were used.

The Crownpoint property has not had any production.

Item 9: Geological Setting

Regional Geologic Setting

The Crownpoint area of New Mexico lies on the Chaco Slope of the San Juan sedimentary basin, a large regional depression approximately 100 miles in diameter (Fig. 9-1). The basement rocks which underlie the basin consist of Pre-Cambrian rocks including granite and quartzite (Brister and Hoffman, 2002). The sediments within the basin are up to 15,000 feet thick and consist dominantly of sandstone, siltstone, and shale with minor limestone (Fig. 9-2). The sediments are mostly derived from a continental source including volcanic and igneous rocks and were deposited in an inland seaway. The sediments vary from marine to fresh water. The basin is asymmetric with the southern limb gently dipping to the north and the northern limb dipping steeply to the south (Kernodle 1996 and Stone and others, 1983).

The oldest sedimentary rocks in the basin consist of Pennsylvanian to Permian rocks which are dominantly of marine origin and include limestone, shale, sandstone, and gypsum (Aubrey, 1992). These Paleozoic rocks host most of the oil and gas fields in the area. Triassic rocks overlie the Paleozoic marine rocks. The Triassic Chinle Group and Rock Point Formation are dominantly non-marine and include sandstone, siltstone, and mudstone of fluvial origins. Jurassic sandstones overlie the Triassic sediments and include the Entrada Sandstone and the Morrison Formation (Dam et. al., 1990 and Anderson and Lucas, 1995). The Entrada Sandstone was formed by wind-blown sand dunes and hosts many oil and gas fields while the Morrison Formation consists of fluvial sandstone, siltstone, and shale and hosts most of the uranium deposits in the region (Brister and Hoffman, 2002). Probable uplift and erosion took place during the Early Cretaceous period and no sediments are known to exist for this time. An inland seaway developed by the Mid to Late Cretaceous comprised by the Dakota and Mancos Shale Formations, a sequence of marine and non marine shoreline sediments. The marine sediments include sandstone, shale and thin limestone beds. Sandstone, mudstone, and coal formed along the coastal plains and non-marine rocks include sandstone, mudstone, and conglomerate (Brister and Kauffman, 2002). The Late Cretaceous rocks, the Mesa

Verde Group, were formed in a transgressive-regressive, marine-non-marine cycle. Non-marine sediments dominate the Tertiary sandstone, shale, and conglomerate which were deposited in stream channels, floodplains, lakes, and as windblown sands (Brister and Hoffman, 2002).

Local Geology

The upper Jurassic Morrison Formation is the primary host for uranium mineralization in the Crownpoint area. The Recapture Member shale is the basal unit of the Morrison Formation and is approximately 255 feet thick (Fig. 9-3). The Member consists of shaley siltstone and mudstone with discontinuous lenses of sandstone. The Recapture shale does not host any significant uranium occurrences. The Westwater Member overlies the Recapture Member and is approximately 350 feet thick (Hilpert, 1969). The Westwater consists of fine-grained to coarse-grained feldspathic, poorly sorted sandstone with conglomeritic zones (Ristorcelli, 1980 and Anderson and Lucas, 1995). Mudstone to shale forms continuous and discontinuous beds and lenses (Fig. 9-4) (Peterson, 1980). The Westwater is the most important host to uranium mineralization, which most commonly occurs in the sandstone units. Thin shaley interbeds often bound the sandstone beds.

The Brushy Basin Shale Member overlies the Westwater and is the uppermost Member of the Morrison Formation. The Brushy Basin Shale is about 115 feet thick and consists mostly of mudstone with thin sandstone lenses (Turner-Peterson, 1987). The Brushy Basin Shale occasionally hosts uranium mineralization in the sandstone lenses.

The Cretaceous Dakota Formation overlies the Morrison Formation and consists of fine to medium grained, well sorted sandstone with siltstone and shale interbeds. The Formation is about 160 feet thick and occasionally hosts uranium mineralization. The Cretaceous Mancos Shale Formation overlies the Dakota Formation and consists of three Members. The lowermost Whitewater Arroyo Shale Member is about 90 feet thick, the middle Two Wells Sandstone Member is about 30 feet thick and the uppermost Mancos Shale Member is about 650 feet (Hilpert, 1963).

The Cretaceous Mesa Verde Group overlies the Mancos Shale Formation and includes the Gallup Formation, the Crevasse Canyon Formation, and the Point Lookout Formation. The basal Gallup Formation is a gray to tan medium to fine-grained, well sorted, calcareous sandstone with cross-bedding. The Gallup Sandstone is about 80 feet thick in the Crownpoint area. The Crevasse Canyon Formation overlies the Gallup Sandstone and varies from 490 to 750 feet thick. The basal unit of the Formation is the Dilco Coal Member which is 120 to 180 feet thick and consists of interbedded sandstone, siltstone, shale and coal beds. The Stray Sandstone overlies the Dilco Coal Member and is comprised of grey to white, well sorted, medium grained sandstone. The Stray Sandstone is about 65 feet thick. The Mulatto Tongue of the Mancos Shale is about 340 feet thick and overlies the Stray Sandstone. This Member consists of shale, siltstone, and marine sandstone. The Dalton Sandstone Member is above the Mulatto Shale and is about 60 feet thick. The Dalton Sandstone is a light gray very fine grained to fine grained marine sandstone. The Gibson Coal Member is the uppermost member of the Crevasse Canyon formation. The Gibson Coal Member is about 235 feet thick and consists of interbedded sandstone, siltstone, shale and coal. The Point Lookout Formation is represented by the Hosta Member in the Crownpoint area. The Hosta Member is a light colored, fine to medium-grained sandstone which is a prominent cliff former. The Mesa Verde Group is not a known host to economic uranium mineralization.

Structure

The sedimentary rocks of the San Juan Basin form a gently dipping monocline in the Grants-Gallup area known as the Chaco Slope (Brister and Hoffman, 2002). The beds generally dip to the north with localized variations due to undulations and minor deformation. The beds in the project area are gently dipping to the north.

The Zuni Uplift is located to the south of the project area and formed the Zuni Mountains (Robertson 1986). This uplift may have provided the groundwater flow regime which aided in the dissolution of uranium bearing minerals in the oxidizing groundwater, causing downdip transport toward the project area.

The immediate project area does not have any known structural complexity due to faulting or folding of the sedimentary package. The contact between the Westwater Canyon Sandstone and the Brushy Basin shale suggests a small plunging anticlinal feature (Fig. 9-9) with an axial plane of about 300° and with a shallow plunge to the northwest. This feature could provide some local control to mineralization.

Alteration

Alteration is not described on any drill logs or discussed in any reports obtained in the data base beyond the mention of oxidized or reduced. No discussion is made of mineralogy or other features. Oxidized and reduced sandstone beds in other areas are often discernible by color, where oxidized units are reddish from iron oxides and reduced beds are green to gray due to organic compounds, reduced iron compounds, or clay-chlorite assemblages. Generally the Westwater Canyon sandstone units to the south of the mineralized zone are oxidized and the sandstone downdip to the north is reduced.

Item 10: Deposit Types

Sandstone hosted uranium deposits occur in many of the world's large sedimentary basins, which contain sediments derived from volcanic or plutonic rocks. Weathering causes the insoluble U^{4+} ion, contained in the sediments derived from igneous rocks, to convert to the U^{6+} uranyl ion, which is soluble in oxidized groundwater. The uranium ions are carried along with the groundwater as it migrates through the permeable sedimentary rocks. The mineral bearing fluids deposit secondary uranium minerals, such as uraninite or coffinite, when the waters encounter reductants in the sediments, such as organic material in the sandstones. The mineralized body forms a crescent shaped tube-like body along the oxidizing-reducing front, with oxidized sediments updip of the deposit and reduced sediments downdip (Fig. 10-1). The deposit migrates slowly downdip with the re-deposition of uranium at the leading edge of the body on the reduced front as the back edge of the body slowly dissolves with the down gradient movement of the oxidized groundwater. These deposits are referred to as roll front deposits due to their depositional process and morphology.

Item 11: Mineralization

The Crownpoint uranium mineralization forms stratabound bodies in the sandstone of the Westwater Canyon Member. The mineralized horizons range from a true thickness of a few inches to more than 50 feet. The mineralized beds range from nearly horizontal to moderately dipping (up to 10°). The mineralization forms irregular linear zones and pods at several stratigraphic horizons within the Westwater Canyon sandstone. Drill logs included in the data base do not describe the lithology or alteration assemblages encountered and only include gamma ray and electrical logs. The electrical logs identify the sandstone beds and shale horizons. The sandstone units range from a few feet thick to over 75 feet thick. The shale interbeds are generally thin and range from a couple of feet to about 30 feet.

Mineralization is associated with the porous and permeable sandstone which contained elevated concentrations of organic material, often as coatings on sand grains (EPA, 1994). Organic material deposited in sandbars within the braided or meandering stream systems of the Westwater Canyon Member controlled the lenticular and pod like ore zones. Uranium minerals which have been identified in various studies include coffinite, uraninite, andersonite, bayleyite, uranophane, tyuyamunite, and carnotite (Hilpert, 1963 and Peterson, 1980)

Item 12: Exploration

Quincy has not conducted any physical work on the Crownpoint property beyond a data package review and critical evaluation of the data for this report.

The author collected GPS UTM coordinate information during the field visit sufficient to confirm the location of the Conoco local mine grid.

Item 13: Drilling

This report is based on equivalent uranium grade determinations from downhole gamma logs of 157 drill holes totaling 316,750 feet. Drilling was completed by Conoco in the 1970's. Quincy has not completed any drilling or other generative work.

The drill holes have an average total depth of approximately 2020 feet with the deepest hole being at least 2250 feet. All drill holes were vertical. The drill holes are spaced approximately 200 feet apart on an irregular grid. Drill hole collar locations are not written on the individual gamma logs. The Conoco tabulation of drill hole coordinates is assumed to accurately represent the location of the drill hole collar. Drill sites were not identified in the field. Downhole surveys were completed on an irregular basis and consist of an x and y deviation from the collar and true elevation in or near the mineralized zones. The survey data was collected about every 50 feet. Continuous downhole surveys were not completed. The surveyed drill hole data was incorporated into the mineral model on bench plans.

Diamond core drill holes appear to comprise the drilling completed on the project although the drilling method and type is not documented in the existing database. It is not clear if core samples were recovered from all the drill holes and preserved, as no descriptions or logs exist in the database and access to the HRI warehouse was not obtained during the review period.

Downhole gamma probe surveys of the drill holes collected readings every 0.5 foot. Mineralization ranges from a couple of feet thick to over 50 feet thick true thickness in nearly horizontal stratabound layers. The gamma probe sampling interval was sufficient to define the mineralized horizons in detail. The mineralized intercepts are approximately the true thickness of the mineralization.

All drilling included in this examination was completed during the exploration efforts of Conoco the original property owner during the 1970's. Quincy has not conducted any drilling on the property. The historic drilling database contains information from 157 drill holes, which were included in the resource model (Fig 13-1).

Item 14: Sampling Method and Approach

Measurement of the uranium concentration in drill holes was made with radiometric logging of the drill holes throughout the entire resource area. Direct chemical confirmation analyses are not included in the data base and only a brief summary of check analyses are included in old Conoco reports. Radiometric logging of the drill holes was completed by an unknown geophysical logging company, possibly a Conoco in house group. Natural gamma (counts/second, or cps), self potential (millivolts), and resistance (ohms) were recorded at 1/2 foot increments on magnetic tape and then processed by computer to graphically reproducible form. The eU_3O_8 % conversions from the gamma log data were calculated using the raw natural gamma counts multiplied by the K-factor times 0.00002 (eU_3O_8 % = (gamma cps) x (K-factor) x (0.00002)).

Downhole geophysical survey results are affected by several factors. The survey tool is either lowered down on open hole or is lowered inside the drill pipe. The radiation counts are most representative in a dry open hole. The presence of water in the hole or a survey through the drill pipe returns gamma count values which are lower than those collected in an open hole or a dry hole and return equivalent uranium values that are lower than the actual concentration. The use of the pipe correction in an open hole or the use of a water factor in a dry hole would result in calculated uranium values that are higher than actual values. The logs identify the K-factor and water factor for the drill holes but pipe factors are not included. It is not known if the correction factors were used in the calculated uranium values in the Conoco database. In general, natural gamma values tend to underestimate U_3O_8 values and the stated U_3O_8 values used in the grade calculations are considered to be a conservative estimate of grade.

The sample quality is considered to be acceptable and representative of uranium values within the range of acceptable analytical error.

Downhole geophysical surveys collected data on 0.5 foot intervals regardless of rock type or alteration, eliminating any sampling bias. High grade intervals exist and extend with fairly consistent values laterally for several hundred feet. The high grade values have not been cut or weighted for the calculation of the average grade of a bench.

The database consists of more than 28,800 one half foot original gamma probe readings which were used to calculate the resource model. The model benches presented in Appendix A post the 10 foot composite grade average for each drill hole.

Item 15: Sample Preparation, Analyses and Security

The original geophysical data aquisition was completed by Conoco. Quincy has not conducted any sampling or geophysical analyses of mineralization used in this evaluation.

This resource calculation is based on the eU_3O_8% gamma log conversion values to identify the ore zone and calculate an average grade for the model discussed. The procedures implemented for the radiometric downhole surveys are discussed in Item 14 and Item 16.

Conoco evaluated the quality of the gamma log results by analyzing the estimated concentration of uranium and the true values based on chemical analyses. The evaluation of uranium disequilibrium is a common study completed to determine data quality. Disequilibrium is the imbalance between the uranium content and the radioactivity emitted by a given volume of mineralized rock. This imbalance is caused by either differential mobilization of the more soluble uranium from the deposition site, relative to its daughter isotopes, or by a lack of time for the accumulation of the daughter isotopes to reach a state of equilibrium after the uranium has been deposited. Generally when the decay series is in equilibrium the gamma plus beta radiation is proportional to the amount of uranium present. Disequilibrium is particularly prevalent in sandstone-hosted uranium deposits, where mobilization of the uranium out of the original deposition site results in an overestimation of the uranium content, based on radiometric measurements. Conversely, in a geologically young environment, a deficiency of daughters relative to uranium will cause an underestimation of uranium content based on radiometric methods. The degree of disequilibrium may vary from place to place within a deposit.

Conoco conducted disequilibrium studies to confirm the eU_3O_8% values calculated from the gamma logs. Fifty mineralized intervals were analysed from 24 drill holes totaling 348 individual samples and the results were presented in a 1979 summary report. The author of the report was not identified and supporting data is not included with the report or within the database reviewed by Quincy. The disequilibrium studies completed chemical analyses, repeat gamma log analyses, and closed can analyses of the same core intervals. Conoco completed three studies to evaluate the data quality:

1).	A comparison of the composite grade time thickness product of cored mineral intervals which had been assayed chemically to the corresponding intervals as represented radiometrically on the computer log printout.

2).	Regression analysis of the radimetric/chemical assay pairs, disregarding interval thickness, derived in the core/gama log interval comparison above.

3).	Regression analysis of closed-can gamma/chemical assay pairs.

Conoco's study showed a range from a slight chemical depletion (3%) to a moderate enrichment (13%) of the eU_3O_8% (Table 15-1). The regression analysis of the closed can gamma and chemical analyses indicate the deposits are essentially in 1:1 equilibrium. Cononco concluded that the gamma log values tend to underestimate the actual chemical grade.

Chemical assay determination of uranium content is probably more reliable than the calculated equivalent uranium content obtained from the gamma logs. Future drilling programs and grade confirmation studies should utilize uranium assays rather than equivalent uranium values calculated from radiometric surveys. The indicated resource grade is based on the equivalent uranium values, from the gamma conversions, and is probably a reasonable grade estimate.

Table 15-1
Tabulation of Conoco Disequilibrium Studies.

Section	DF GxT (chemical assay)/GxT gamma log	# of intercepts / # of holes	DF at 0.18% eU_3O_8% Regression analysis of assay pairs from core-gamma log interval comparison	# of samples	DF at 0.18% eU_3O_8% Regression analysis of of closed can gamma versus chemical analysis
29	1.13	25 intercepts 11 drill holes	1.13	135	1.06
24	1.02	11 intercepts 6 drill holes	1.01	118	0.97
19	1.11	14 intercepts 7 drill holes	1.11	95	1.08

DF is the disequilibrium factor GxT is the grade times thickness value

The closed can eU_3O_8% value represents the amount of uranium which would need to be present to support, under equilibrium conditions, the observed amount of ^{226}Ra in the sample. The value is determined by making the gamma activity measurements in the sample before and after sealing in an airtight container for sufficient time to allow the short-lived daughters of ^{226}Ra to approach equilibrium. Loss of radon can occur during sampling, transporting, or preparing of samples for analysis. The value for % Radon Loss is included in the report to indicate the magnitude of disequilibrium arising from this possibility. The studies of disequilibrium and true grade are incomplete and further work is required to fully understand disequilibrium conditions and actual uranium content of the mineralized horizons.

The author believes the original gamma log data and subsequent conversion to eU_3O_8% values to be a reliable estimate of the U_3O_8 grade. The Conoco records available to Quincy for this review are incomplete but it is believed that Conoco followed best practices standards of companies participating in uranium exploration and development. Onsite collection of the downhole gamma data and onsite data conversion limits the possiblity of sample contamination or tampering.

Item 16: Data Verification

The percentage of eU_3O_8 contained in drill holes was calculated from the downhole gamma logs at the time of the drilling and surveys. Original data was collected on 0.5 foot intervals and converted to eU_3O_8% using the formula given in Item 14. The data available for this analysis were the original gamma logs and and grade summary tables for each drill hole. The original logs and the tabulated data were compared to verify the values and there is a reasonable correlation in values. The tabulated data was scanned and entered into an ACCESS database along with collar location data. The scanned data was checked and confirmed and the current database is estimated to be essentially error free. Further verification and correction of the data was completed during sectional interpretations. Core samples from the original drilling are archived in the HRI storage facility and may be available for check assays in the next phase of proposed work.

The original downhole gamma logs have been reviewed in detail. Diamond core samples are reportedly stored in the HRI facility at Crownpoint but it has not been possible to resample the mineralized intervals to confirm assay values in comparison to gamma log estimations. Check assays of selected core sample are recommended in the next phase of work. Drill holes from the Conoco drilling program were not cased or capped and it is not possible to re-enter any drill holes in order to re-survey them.

The only alternative to definitively verify gamma log values or U_3O_8 assays is to drill twin holes in selected areas. Confirmation drilling is beyond the scope of this stage of project evaluation and will be recommended in the next stage of work.

Item 17: Adjacent Properties

Conoco and HRI have reported "Reserves" in Sections adjacent to Quincy's SE ¼ of Section 24 which are interpreted to be continuations of the mineral resource stated in this report. The minerlaization in these adjacent sections, in part, will be the subject of a subsequent reports for Quincy by this author. Public disclosure statements by HRI which discuss the "reserves" are not currently available to the author and further discussion of these adjacent "reserves" are not possible in this report.

The Author has no relationship with HRI.

Item 18: Mineral Processing and Metallurgical Testing

The uranium mineralization in the Crownpoint area is amenable to in situ leach (ISL) technology. Considerable research has been completed on ISL and several mines are currently under production in the United States. HRI has applied for mining permits in the Crownpoint and the nearby Church Rock areas in preparation for ISL mining. A detailed description of ISL mining techniques was described in the EIS report prepared by HRI (NUREG 1508, 2002).

The ISL process involves the in situ leaching of soluble minerals in an injected fluid consisting of groundwater, oxygen, and bicarbonate. The injection fluid (lixiviant) is injected into the mineral bearing sandstone and the mineral bearing lixiviant (pregnant solution) is extracted in another well, a few hundred feet away (Fig 18-1). A field of drill holes is laid out with 4 to 5 injection wells with a single central extraction well (Fig. 18-2).

The pregnant solution is processed on the surface to extract the uranium. The extraction process (Fig. 18-3) involves an ion exchange circuit, an elution circuit, and precipitation and drying (Fig. 18-4) (NUREG 1508, 2002) . The leaching solution would be reused after mineral extraction.

Item 19: Mineral Resource and Mineral Reserve Estimates

The currently defined mineral resource is stated as an Indicated Resource under the definition described under NI 43-101. The density of drilling information is sufficient to interpret the mineralized horizons with a high level of confidence. The calculation of an indicated resource rather than a measured resource is due to the lack of physical samples of drill core or chips which can be re-assayed, and the inability to re-enter old drill holes to confirm gamma logs of the mineralized zones. Confirmation drill holes will be required to elevate the status of the indicated resource to a measured resource. Additional confirmation drilling and a detailed 5 by 5 by 5 foot block model generated from the cross section and bench interpretations, and evaluated with a modern mine planning software package, is necessary to provide the basis for a proven and probable mineral reserve along with detailed economic and engineering studies.

The author prepared the estimation of mineral resources. Dr Myers has prepared reserve and resource estimations and feasibility reports for a variety of advanced exploration projects, including uranium projects, and operating mines, over the past 16 years, which have passed technical reviews, internal, and external audits, meeting reporting requirements of the TSX, SEC, and JORC codes. The author is independent of Quincy Energy Corp as defined by NI 43-101.

The grade of the mineralized zone was calculated as an average, bench by bench, and did not utilize any weighting factors in the calculations. The pounds of eU_3O_8 for each bench were tabulated along with the area and calculated volume for each bench. The total number of tons contained in the mineralized zones and the total number of pounds of eU_3O_8 were summed and the average grade of the entire mineralized zone was calculated from these results (Table 19-1). The calculated grade of 0.1041% eU_3O_8 is slightly below the statistical average of the sample population above the 0.04% cutoff, which is 0.132% eU_3O_8. The calculated grade utilized the average grade of the 10 foot bench composite and includes 0.5 foot intervals below the 0.04% cutoff grade.

Table 19-1.
2006 Crownpoint Section 24 Resource Statement using a 0.04% U_3O_8 Cutoff Grade for a 10 foot Bench composite.

	Million Tons	Grade eU_3O_8%	Contained eU_3O_8 (Million Pounds)
Indicated Resource	**4.75**	**0.1048**	**9.966**

Definition of the mineralized zone assumed the reliability of the gamma log readings and the conversion to eU_3O_8 values. Every effort was made to confirm the location of the mineralized zone in each drill hole and the conversion to eU_3O_8 was also confirmed. The deposition of uranium in the Crownpoint deposit is interpreted to form nearly horizontal, bedding controlled units in the sandstone and siltstone rocks. Good continuity exists along horizontal layers between drill holes over hundreds of feet.

Cutoff Grades

The mineralized zone was defined as mineralization above the selected cutoff grade of 0.04% eU_3O_8 over a ten foot composite. The selection of a 0.04% eU_3O_8 cutoff grade considers ISL recovery factors, maximizes the tonnage of mineralization, and maintains strong positive value at todays uranium price (Table 19-2). The concentration of U in the ISL solution is a function of the grade of the body being leached. Leaching is more effective in zones with a higher concentration (Fig. 19-1). A mineralized body which has an average grade of 0.5% U_3O_8 results in a pregnant solution with a relatively low concentration of U in solution (<60 ppm). A mineralized interval with a grade of 0.15% U_3O_8 would produce a pregnant ISL solution with approximately 175 ppm U. Economic leaching and recovery of U in an ISL setting probably requires at least 100 ppm in the recovered solution (W. McKnight pers.comm.). An average grade of 0.1% U_3O_8 would appear to be a reasonable lower limit for the average grade of a mineralized body. A more extensive evaluation of the cutoff grade for individual mineralized horizons, leachable thickness of mineralization, pore volume of the ore zone, and the effect of low grade material in a high grade zone, is beyond the scope of this report and will be examined in the pre-feasibility and feasibility studies.

Table 19-2.
Relationship of Cutoff Grade to Average Grade and Mineral Value at Various Uranium Prices (USD per pound).

Cutoff Grade % eU_3O_8	**Average Grade % eU_3O_8 > cutoff**	**$Value/ton at 75% recovery and $36 U_3O_8**	**$Value/ton at 75% recovery and $40 U_3O_8**	**$Value/ton at 75% recovery and $45 U_3O_8**
0.025%	0.109%	58.86	65.40	73.57
0.03%	0.116%	62.64	69.60	78.30
0.04%	0.132%	71.28	79.20	89.10
0.05%	0.147%	79.38	88.20	99.23

The sample population of eU_3O_8 values forms a log normal distribution (Fig. 19-2) with a range from 0% to a high of 1.041% (Table 19-3). The mean of the entire population is 0.023% and the standard deviation is 0.061. The sample population above the cutoff grade of 0.04% shows a mean of 0.132% and a standard deviation of 0.112%. The calculated average grade of the indicated resource is slightly less than the statistical average of the sample population above the 0.04% cutoff due to internal low grade "waste" include in the 10 foot bench composite grade average. The low grade material within an ore zone cannot be segregated from the higher grade mineralization in an ISL mining situation and thus internal waste is an important consideration in calculating average grades of mineable bodies.

Table 19-3.
Population Statistics of eU_3O_8 Values at Various Cutoff Grades

Sample Population	Minimum Value %	Maximum Value %	Population Range	Mean	Standard Deviation
28807	0	1.041	1.041	0.023	0.061
5229	0.025	1.041	1.016	0.109	0.107
4788	0.03	1.041	1.011	0.116	0.108
4024	0.04	1.041	1.001	0.132	0.112
3428	0.05	1.041	0.991	0.147	0.104

Volume Determination of Mineralized Zone

Orthogonal north-south and east-west cross sections were completed on 200 foot spacings in the mineralized zone utilizing known features of the geologic controls on mineralization. Cross sections with drill hole eU_3O_8% values and limited geologic information were generated in the Rockworks 2004 software program from the ACCESS database. The cross sections were then interpreted by hand on a section by section basis and digitized. The sectional data was transferred to bench plans, spaced every10 feet, and the ore zones were interpreted and digitized in order to accurately measure the area of the mineralized body outline. The surveyed drill hole locations in the ore zones were used to adjust the mineralized body shapes. The measured area and volumes calculated from the benches were used to calculate the tons contained on each bench (Table 19-4).

Table 19-4.
2005 Mineral Resource Calculations for bench plan maps using 10 foot spaced benches with an average Cutoff grade for the interval of approximately 0.04% *e*U_3O_8.

Bench	Area Ft2	Volume Ft3	Density	Tons	Grade	# U3O8
4770	164536	1645360	15.8/ft3	104137	0.1061%	220978
4780	333543	3335430	15.8/ft3	211103	0.1384%	584334
4790	381066	3810660	15.8/ft3	241181	0.1316%	634788
4800	352137	3521370	15.8/ft3	222872	0.1181%	526289
4810	598094	5980940	15.8/ft3	378541	0.1090%	825218
4820	571073	5710730	15.8/ft3	361439	0.1035%	748178
4830	634740	6347400	15.8/ft3	401734	0.1089%	874816
4840	435337	4353370	15.8/ft3	275530	0.1059%	583572
4850	338524	3385240	15.8/ft3	214256	0.1017%	435856
4860	226972	2269720	15.8/ft3	143653	0.1348%	387145
4870	65522	655220	15.8/ft3	41470	0.0855%	70913
4880	72105	721050	15.8/ft3	45636	0.1865%	170223
4890	267119	2671190	15.8/ft3	169063	0.1043%	352766
4900	186678	1866780	15.8/ft3	118151	0.0958%	226258
4910	162600	1626000	15.8/ft3	102911	0.0758%	155911
4920	200473	2004730	15.8/ft3	126882	0.0796%	201919
4930	297602	2976020	15.8/ft3	188356	0.0948%	357122
4940	114706	1147060	15.8/ft3	72599	0.0630%	91474
4950	342255	3422550	15.8/ft3	216617	0.0836%	361967
4960	239073	2390730	15.8/ft3	151312	0.0793%	239830
4970	541896	5418960	15.8/ft3	342972	0.1076%	738076
4980	353315	3533150	15.8/ft3	223617	0.1095%	489520
4990	146524	1465240	15.8/ft3	92737	0.1388%	257344
5000	228049	2280490	15.8/ft3	144335	0.0600%	173202
5010	183038	1830380	15.8/ft4	115847	0.0663%	153497
5020	32577	325770	15.8/ft5	20618	0.1070%	44123
5030	41657	416570	15.8/ft6	26365	0.1160%	61167
				4,753,931	0.1048%	9,966,489

Density Determinations

Conoco and HRI estimated a density factor to use in their tonnage calculations (Table 19-5). The lower density factor of 15.8 ft^3/ton was used in this report.

Table 19-5.
Dry Density Values for Mineralized Sandstone

Conoco	16 ft^3/ton
HRI	15.8 ft^3/ton
Quincy (this report)	15.8 ft^3/ton

Grade Continuity

A co-variogram was calculated for the 10 foot bench centered on the 4830 level using 39 mineralized drill hole averages (Fig. 19-3). The continuity of grade between drill holes is good at values of eU_3O_8 below the sill limit of 0.6%. The linear correlation of grade is limited to about 300 feet for this bench, indicating that generating a krigged average of grades above about 0.6% beyond 280 feet would bias the calculated average. The data population greater than 0.6% eU_3O_8 is minimal. The use of an inverse distance squared average will also have limitations when averaging groups of adjoining drill holes. Resource modeling for this report calculated a simple average grade for each 10 foot bench, equally weighting each drill hole to limit biasing. Clustering of drill hole data is insignificant and does not bias the bench average.

HRI is currently in the permitting process to initiate ISL production in the area. They have completed the permit applications and Environmental Impact Statements required and are waiting for final approval. The public hearing phase of the permit approval is underway and has met with mixed reactions from the local Indian Nation. No other limitiations or other negative impacts due to environmental permitting or other political issues, which will have an affect on the mineral resource, are known to exist. A full evaluation of these factors is beyond the scope of this stage of the study.

The mineralized horizons will be mined using ISL technology. Surface access to possible production well sites are minimally impacted by private surface ownership in this area of Section 24. Further metallurgical testing is required to define optimal leaching conditions and will be completed in subsequent programs.

Item 21: Interpretation and Conclusions

The study completed for Quincy on the Crownpoint Section 24 Property found the project to be a property of merit and further work is recommended. Critical evaluation of the historic database generated by Conoco proved sufficient to allow the calculation of a new indicated resource of 4.75 million tons grading 0.1041% eU_3O_8, containing 9.966 million pounds of eU_3O_8 . This estimate is considerably higher than the 1979 "Reserve" estimate of Conoco and is slightly less than the "Reserve" reported by HRI in 1999.

The Conoco model calculated the "Reserve" at a higher cutoff grade than HRI for this study due to the planned mining by conventional underground methods.

The exploration program executed by Conoco during the 1970's followed industry best practices. Drilling density and the aquisition of radiometeric downhole surveys provide sufficient information to generate a detailed volumetric model of the mineralized body and calculate an average uranium grade for the resource. Some questions exist in the detailed correlation of the equivalent uranium grades calculated from the gamma survey values and require a check assay program. The estimated uranium grades are considered to be conservative estimations of the true grade. The calculated average grade of the indicated resource is considered to be a representative yet conservative estimation of the overall mineral body.

The objective of this report was to confirm the previous resource statement of Conoco and HRI and bring the resource to modern standards. The three dimensional model generated by the author with orthogonal cross sections and the rectification of the sections to bench plan provides a high level of confidence for the calculated volume of the ore body. The author believes that the database generated by Conoco is a truthful representation of the data and provides a database sufficient to calculate an indicated resource which meets the standards of NI 43-101.

Item 22: Recommendations

The Crownpoint Project is considered, by the author, to be a significant uranium resource and further work is warranted. Current projections of uranium demand for energy production and related unit price projections are considered to be very positive and indicate a strong value to the property moving forward.

Future work programs are recommended as follows:

Stage 1

Table 22-1.
Pre-Feasibility Confirmation Program.

Comprehensive sampling program of existing drill core samples with additional infill and twin diamond core holes. Assays should utilize chemical or neutron activation assay techniques in favor of a calculated estimate from gamma probe surveys	$250,000
Metallurgical Evaluation Program completing a large diameter (PQ core in ore zone) drill hole program (2 holes 4000 feet) with metallurgical tests on the core	$250,000
Completion of geologic and mineralization model with 5 foot spaced bench plans through the mineralized zone based on the 10 foot spaced benches created for	$25,000

this interpretation.	
Completion of Reserve/Resource Block Model using 5' by 5' by 5' blocks, compositing to 10 foot benches.	$50,000
Total	**$575,000**

Stage 2

Table 22-2
Pre-Feasibility Study Stage 2

Follow-up exploration/infill drilling approximately 10 holes 23,000 feet	$400,000
Updated Block Model	$50,000
Metalurgical testing	$300,000
Totals	**$750,000**

This proposed work program satisfies the first 2 years work commitment of Quincy.

Item 23: References

Anderson, O. J., and Lucas, G., 1995, Base of the Morrison Formation, Jurassic, of northwestern New Mexico and adjacent areas, New Mexico: Geology, v. 17, no. 3, p. 44–53.

Aubrey, W. M., 1992, New interpretations of the stratigraphy and sedimentology of uppermost Jurassic to lowermost Upper Cretaceous strata in the San Juan Basin of northwestern New Mexico: U.S. Geological Survey Bulletin B 1808-J, p. J1–J17.

Brister, B.S. and G.K Hoffman, 2002, Fundamental Geology of the San Juan Basin Energy Resources. In New Mexico's Energy, Present and Future. B.S. Brister and L.G. Price editors, New Mexico Bureau of Geology and Mineral Resources Decision Makers Field Conference. pp. 21-25.

Chenoweth, W.L. and H. K. Holen, 1980. Exploration in Grants Uranium Region since 1963, In Geology and Mineral Technology of the Grants Uranium Region 1979. Edited by C. A. Rautman. New Mexico Bureau of Mines and Mineral Resources, Memoir 38, pp. 17-21.

Dam, W. L., Kernodle, J. M., Thorn, C. R., Levings, G. W., and Craigg, S. D., 1990, Hydrogeology of the Morrison Formation in the San Juan structural basin, New Mexico, Arizona, and Utah: U.S. Geological Survey, Hydrologic Investigations Atlas, HA-0720-J, 2 sheets.

EPA, 1994, Title 40, Code of Federal Regulations. U.S. Government Printing Office, Washington D.C.

Hilpert, L. **S.** 1963. “Regional and Local Stratigraphy of Uranium-BearingRocks.” In Geology and Technology **of** the Grants Uranium Region. Edited by V. C. Kelley. New Mexico Bureau of Mines and Mineral Resources, Memoir **15,** pp. 6-18.

Hilpert, L. **S.** 1969. *Uranium Resources **of** Northwestern New Mexico.* **U.S.** Geological Survey Professional Paper 603.

Kernodle, J. M., 1996, Hydrogeology and steady-state simulation of ground-water flow in the San Juan Basin, New Mexico, Colorado, Arizona, and Utah: U.S. Geological Survey, Water-Resources Investigations Report 95-4187, 117 p.

NUREG 1508, 2002, Final Environmental Impact Statement to Construct and Operate the Crownpoint Uranium Solution Mining Project, Crownpoint, New Mexico.

Peterson, R. J., 1980. Geology of Pre-Dakota Uranium Geochemical Cell, Section 13, T16N, R17W, Church Rock Area, McKinley County. In Geology and Mineral Technology of the Grants Uranium Region 1979. Edited by C.A. Rautman. New Mexico Bureau of Mines and Mineral Resources, Memoir 38, pp. 131-138.

Ristorcelli, S.J. 1980. Geology of Eastern Smith Lake Ore Trend, Grants Mineral Belt. In Geology and Mineral Technology of the Grants Uranium Region 1979. Edited by C.A. Rautman. New Mexico Bureau of Mines and Mineral Resources, Memoir 38, pp. 145-152.

Robertson, J.F. 1986. Geologic Map of the Crownpoint Quadrangle, New Mexico. U.S. Geological Survey Geologic Quadrangle Map GQ-1596.

Tremain, C.M., S.E. Laubach, and N.H. Whitehead, III, 1994, Fracture (cleat) patterns in Upper Cretaceous Fruitland Formation coal seams, San Juan basin, *in* W.B. Ayers, Jr. and W.R. Kaiser, eds., Coalbed methane in the Upper Cretaceous Fruitland Formation, San Juan basin, New Mexico and Colorado: New Mexico Bureau of Mines and Mineral Resources, Bulletin 146, p. 87-102.

Stone, W.J., Lyford, F.P., Frenzel, P.F., Mizell, N.H. and Padgett, E.T. 1983. Hydrogeology and water resources of San Juan Basin, New Mexico. New Mexico Bureau of Mines and Mineral Resources, Hydrologic Report 6, 70 p.

Turner-Peterson, C. E., 1987, Sedimentology of the Westwater Canyon and Brushy Basin Members, Upper Jurassic Morrison Formation, Colorado Plateau, and relationship to uranium mineralization: University of Colorado, Ph.D. dissertation, 169 p.

Item 26: Illustrations

The following figures accompany the report and are designated by the Item to which they refer and the figure number in that Item.

Figures

Plates

Appendix A

Figure A-7	Bench 4890
Figure A-8	Bench 4910
Figure A-9	Bench 4930
Figure A-10	Bench 4950
Figure A-11	Bench 4970
Figure A-12	Bench 4990
Figure A-13	Bench 5010


N
371
666
9
Navajo Reservation
Crownpoint
Property
Area
3
49
566
Arizona
New Mexico
Gallup
40
McKinley County
Cibola County
40
Grants
0
10
20
30
40
Km
0
5
10
15
20
25
Miles

Figure 6-1.
Location of the Aurora Project Area in Northwestern New Mexico.


R13W
R12W
N
24
19
20
25
30
29
Crownpoint Boarding School
Crownpoint
HWY 371
3,953,000
3,952,000
3,951,000
756,000
757,000
758,000
759,000
760,000
Roads
Township
UTM Grid
Local Grid
0
0.5
1 Mile
0
1000 Feet
0
500
1000 Meters
Survey Base NAD 27 UTM Zone 12S
Property Area

Figure 6-2.
Location of the Crownpoint Section 24 property and the relationship of the UTM grid and the local project grid. The Township, Range, and Sections are shown in relation to claim block.



R13W
R12W
N
24
19
20
25
30
29
Crownpoint Boarding School
Crownpoint
HWY 371
3,953,000
3,952,000
3,951,000
756,000
757,000
758,000
759,000
760,000
Roads
Township
UTM Grid
Local Grid
0
0.5
1 Mile
1000 Feet
500
1000 Meters
Survey Base NAD 27 UTM Zone 12S
Property Area
Surface Projection of Mineral Zone

Figure 6-3.
Location of the surface projection of the mineralized trend.
.


R13W
R12W
N
24
19
20
25
30
29
Crownpoint
Crownpoint
Boarding
School
6800
6900
7000
7100
7200
7300
3,953,000
3,952,000
3,951,000
756,000
757,000
758,000
759,000
760,000
6800 Topographic Contour in Feet
Township
UTM Grid
Local Grid
0
0.5
1 Mile
0
1000 Feet
0
500
1000 Meters
Survey Base NAD 27 UTM Zone 12S
Property Area

Figure 7-1.
Topographic map of the Crownpoint Project area. Countour intervals are 100 feet.



Plate 7-1.
View of the Section 24 Portion of the Crownpoint Property looking southwest from the eastern edge of the property.



Plate 7-2.
View of the HRI processing facility in the southeast quarter of Section 24.


108°
N
Paradox Basin
San Juan Uplift
La Plata
Pagosa Springs
Durango
Utah
Colorado
Arizona
New Mexico
Chama Embayment
Brazos Uplift
Four Corners Platform
Farmington
San Juan Basin
Jemez Mtn
Caldera
36°
Cuba
Nacimiento Uplift
36°
Defiance Uplift
Chaco Slope
Gallup
Crownpoint
Grants
Albequerque
Zuni Uplift
Puerco Platform
Zuni
Embayment
Acoma
Embayment
Lucero
Uplift
108°
0
30 miles
0
40 Km

Figure 9-1.
Generalized structure of the San Juan Basin and surrounding zones of uplift (modified after and Tremain et. al., 1994).


SW
NE
10,000
8,000
6,000
4,000
2,000
Sea Level
-2,000
-4,000
-6,000
-8,000
-10,000
Crownpoint
New Mexico
Colorado
0 5 10 20 miles
0 5 10 20 30 Km
vertical exaggeration x21
Utah
Arizona
Durango
Colorado
New Mexico
NE
Gallup
Crownpoint
SW
Location of Cross Section
Tertiary Undivided
Kirkland
Fruitland
Pictured Cliff Sandstone
Lewis Shale
Mesa Verde Group
Gallup Sandstone
Mancos Shale
Dakota Sandstone
Morrison Fm
Summerville and Todolitos Limestone
Cow Springs Sandstone
Entrada Sandstone
Chinle Fm
San Andreas Limestone
Paleozoic Undifferntiated
pre-Cambrian Basement

Figure 9-2
Generalized geologic cross section across the San Juan Basin.
(modified after Stone et al., 1983).

SYSTEM		ROCK UNIT		THICKNESS		
CRETACEOUS SYSTEM	MESA VERDE GROUP	POINT LOOK-OUT FM.	HOSTA MEM.	100'	Kplh	Massive, clean white to buff, fine to medium grained, cliff forming sandstone, partial section present.
		CREVASSE CANYON FORMATION	GIBSON COAL MEMBER	235'	Kcg	Interbedded sandstone, siltstone, shale, and coal beds mostly gray to black in subsurface; tan, yellow, and black in outcrop.
			DALTON Ss. MBR.	60'	Kcda	Chiefly light gray to tan, very fine to fine grained marine sandstones.
			MULATTO TONGUE OF THE MANCOS SHALE	340'	Kmm	Light to dark gray shale, siltstone, and some marine sandstones.
			STRAY Ss.	65'	Kcs	Light gray to white, medium-grained, well sorted sandstone.
			DILCO COAL MEMBER	110'	Kcdi	Interbedded light gray sandstone, siltstone, carbonaceous shale, and coal beds.
		GALLUP FORMATION	MAIN BODY OF GALLUP Ss.	90'	Kg	Light gray, fine grained, well sorted sandstone.
			[illegible]	[illegible]	[illegible]	
			[illegible]	[illegible]	[illegible]	
			[illegible]	[illegible]	[illegible]	
			LOWEST GALLUP Ss.	20'	Kg[illegible]	
		MANCOS SHALE FORMATION	MAIN BODY OF MANCOS SHALE	650'	Km	Limey, light gray to black marine shale interbedded infrequently with limestone and some gypsum. Fossiliferous Juana Lopez Member occurs near middle of section.
			TWO WELLS Ss. MBR.	30'	Kdt	Light gray to tan, fine-grained, well sorted sandstone
			WHITE WATER ARROYO SHALE MEMBER	90'	Kmw	Light to dark gray shale and siltstone.
		DAKOTA FORMATION		160'	Kd	Light gray to tan, fine to medium grained, well sorted sandstone with some interbedded shale and siltstone.
JURASSIC SYSTEM		MORRISON FORMATION	BRUSHY BASIN SHALE MBR.	115'	Jmbb	Grayish green to green mudstone with occasional discontinuous lenses of sandstone.
			WESTWATER CANYON SANDSTONE MEMBER	320'	Jmw	Gray to light grayish red to pink locally conglomeritic, fine to coarse-grained feldspathic, poorly sorted sandstone with fairly continuous to discontinuous mudstone lenses.
			RECAPTURE SHALE MEMBER	255'	Jmr	Gray to gray green to red shaley siltstone and mudstone with sandstone lenses.
		BLUFF SANDSTONE FORMATION		>50'	Jb	Light gray to tan fine to medium grained sandstone.

Figure 9-3.
Stratigraphic column of the Crownpoint area of the San Juan Basin.


R16W
R15W
R14W
R13W
R12W
R11W
R10W
R9W
R8W
T18N
T17N
T16N
T15N
T14N
T13N
N
Crownpoint
0
10 miles
Kpm Lookout Sandstone and Menafee Formation
Kgc Crevasse Canyon Formation
Kdm Dakota Formation and Mancos Shale
Jm Morrison Formation
J Jurassic sandstone of various formations
Tr Triassic strata
P Permian strata
Pc Precambrian granitic rocks

Figure 9-4
Generalized regional geology of the Crownpoint area (modified after Robertson, 1986).


Gamma
Resistivity
Baseline
Mancos Fm
1500
1550
Dakota Fm
1600
1650
Brushy Basin Shale
1700
1750
Zone 1
1800
shale
Zone 2
shale
1850
Zone 3
1900
Depth in feet below surface
shale
1950
Westwater Canyon Member
Zone 4
2000
shale
2050
2100
Recapture Shale
Member
shale
sandstone

Figure 9-5.
Typical Gamma-Resistivity log of drill hole 142 in the Crownpoint Section 29 zone. The resistivity baseline identifies shale to the left of the line and sandstone to the right of the line. The gamma log identifies the uranium mineralized zones where the peaks occur. In general the mineralization corresponds well with the sandstone units within the Westwater Canyon Member.



1' 2' 3' 4' 5' 6' 7' 8' 9' 10' 11' 12' 13'
A A'
B B'
C C'
D D'
E E'
F F'
G G'
H H'
I I'
J J'
K K'
L L'
M M'
1 2 3 4 5 6 7 8 9 10 11 12 13
24-152
24-128
24-127
24-39
24-151
24-129
24-125
24-154
24-38
24-83
24-45
24-153
24-105
24-81
24-130
24-22
24-142
24-55
24-62C1
24-37
24-34
24-156C1
24-36
24-58C1
24-28
24-77
24-126
24-80
24-27
24-131
24-44
24-143
24-134
24-19
24-25
24-132
24-117
24-61C1
24-74
24-52
24-75
24-60C1
24-78
24-84
24-79
24-21
24-53
24-17
24-59C1
24-15
24-57
24-98
24-133
24-26
24-76
24-107
24-33C1
24-18
24-40
24-85
24-135
24-100
24-106
24-99
24-145
24-20
24-64
24-54
24-24
24-101
24-13
24-124
24-137
24-110
24-136
24-144
24-65
24-146
24-87
24-51
24-67
24-157C1
24-12
24-66
24-138
24-16
24-89
24-88
24-108
24-139
24-90
24-109
24-68
24-69
24-6
24-140
24-10
24-91
24-123
24-147
24-102
24-92
24-70
24-72
24-41
24-93
24-8
24-94
24-95
24-97
24-111
24-71
24-2
24-63C1
24-141
24-23
24-42
24-32C1
24-158DW
24-149
24-56
24-162DW
24-7
24-31
24-159MW
24-9
24-104
24-155C1
24-116
24-122
24-73
24-113
24-121
24-119
24-114
24-14
24-115
24-161DW
24-11
24-112
24-43
24-150
24-103
24-118
24-120
24-160DW
24-48
24-35
24-50
24-3
24-29
24-4
24-47
24-49
24-46
24-30
24-5

Figure 9-6.

Drill hole and cross-section locations in the southeast corner of Section 24. Section lines are spaced 200 feet apart. North is toward the top of the map.


24-29
24-43
24-42
24-41
24-10
24-66
24-137
24-24
24-145
24-40
24-17
24-61C1
24-28
24-129
6800
6600
6400
6200
6000
5800
5600
5400
5200
5000
4800
4600
Mesa Verde Group
(Contact Estimated)
Mancos Shale
Dakota Sandstone
Brushy Basin Member
Westwater Canyon Member
Recapture Shale

Figure 9-7.
Generalized Geologic Cross-Section 6 based on Diamond Core Drill hole logs. Section is oriented north-south looking west. All units are in feet and vertical and horizontal scales are equal.


24-117
24-21
24-57
24-53
24-98
24-61C1
24-17
24-59C1
24-133
24-74
24-52
24-76
24-75
24-15
24-84
24-79
6800
6600
6400
6200
6000
5800
5600
5400
5200
5000
4800
4600
Mesa Verde Group
(Contact Estimated)
Mancos Shale
Dakota Sandstone
Brushy Basin Member
Westwater Canyon Member
Recapture Shale

Figure 9-8.
Generalized Geologic Cross-Section E based on Diamond Core Drill hole logs. Section is oriented east-west looking north. All units are in feet and vertical and horizontal scales are equal.



Easting (Feet)
400,000
400,500
401,000
401,500
402,000
Northing (Feet)
1,706,000
1,705,000
1,704,000
N
24-152
24-127
24-128
24-39
24-151
24-129
24-125
24-154
24-38
24-45
24-83
24-153
24-105
24-81
24-130
24-22
24-34
24-142
24-55
24-62C1
24-36
24-37
24-156C1
24-28
24-126
24-58C1
24-77
24-80
24-27
24-44
24-143
24-19
24-25
24-132
24-131
24-134
24-60C1
24-117
24-61C1
24-74
24-52
24-75
24-78
24-84
24-79
24-21
24-17
24-59C1
24-15
24-53
24-57
24-98
24-133
24-76
24-33C1
24-26
24-85
24-107
24-135
24-18
24-40
24-20
24-145
24-100
24-106
24-99
24-64
24-54
24-101
24-124
24-136
24-137
24-24
24-13
24-110
24-146
24-65
24-144
24-87
24-51
24-67
24-157C1
24-12
24-138
24-16
24-88
24-109
24-66
24-89
24-108
24-139
24-90
24-68
24-69
24-6
24-140
24-10
24-91
24-123
24-147
24-102
24-92
24-70
24-41
24-93
24-8
24-94
24-95
24-97
24-72
24-111
24-71
24-63C1
24-141
24-23
24-2
24-149
24-42
24-56
24-32C1
24-158DW
24-7
24-162DW
24-9
24-104
24-31
24-122
24-73
24-121
24-159MW
24-155C1
24-113
24-119
24-116
24-114
24-115
24-112
24-43
24-14
24-161DW
24-11
24-120
24-150
24-103
24-118
24-160DW
24-48
24-35
24-50
24-46
24-3
24-29
24-4
24-47
24-49
24-30
24-5

Figure 9-9.
Geology on Bench 5020 in the contact zone showing the relationship between the Morrison Formation (tan) and the overlying Brushy Basin Shale Formation (green). The Morrison forms a northwest trending open fold which appears to plunge to the southeast. The beds dip to the northeast as noted by the presence of the Dakota Formation (yellow) in the northeast corner of the bench, which overlies the Brushy Basin Formation.


Infiltration
Water Table
Approx. 0.05-0.25%
Uranium Ore
Ground Water
Flow
Oxidized
Sandstone
Confining Mudstone
Unaltered
Sandstone
Confining Mudstone

Figure 10-1.
Idealized model of a sandstone hosted (roll front) uranium deposit. The mineralization is hosted in sandstone at the interface between oxidized and reduced or unaltered sandstone and is often confined between impermeable mudstone beds.



24-29
24-43
24-42
24-41
24-10
24-66
24-137
24-24
24-145
24-40
24-17
24-61C1
24-28
24-129
6800
6600
6400
6200
6000
5800
5600
5400
5200
5000
4800
4600
Mesa Verde Group
(Contact Estimated)
Mancos Shale
Dakota Sandstone
Brushy Basin Member
Westwater Canyon Member
Recapture Shale

Figure 11-1.
Generalized Geologic Cross-Section 6 based on Diamond Core Drill holes with the ore zones. Mineralization is strongly controlled by stratigraphy. Section is oriented north-south looking west. All units are in feet and vertical and horizontal scales are equal.


24-117
24-21
24-57
24-53
24-98
24-61C1
24-17
24-59C1
24-133
24-74
24-52
24-76
24-75
24-15
24-84
24-79
6800
6600
6400
6200
6000
5800
5600
5400
5200
5000
4800
4600
Mesa Verde Group
(Contact Estimated)
Mancos Shale
Dakota Sandstone
Brushy Basin Member
Westwater Canyon Member
Recapture Shale

Figure 11-2.
Generalized Geologic Cross-Section E based on Diamond Core Drill holes with the ore zones. Mineralization is strongly controlled by stratigraphy. Section is oriented east-west looking north. All units are in feet and vertical and horizontal scales are equal.


Easting (Feet)
Northing (Feet)
N
Mineralized Zone
Grid spacing 200 feet
4830 Bench

Figure 11-3
Bench 4830 with the outline of the modeled mineralized body. Section lines are spaced 200 feet apart. North is toward the top of the map.


1' 2' 3' 4' 5' 6' 7' 8' 9' 10' 11' 12' 13'
A B C D E F G H I J K L M
A' B' C' D' E' F' G' H' I' J' K' L' M'
1 2 3 4 5 6 7 8 9 10 11 12 13
24-152
24-128
24-127
24-39
24-151
24-129
24-125
24-154
24-38
24-83
24-45
24-105
24-81
24-153
24-130
24-22
24-37
24-34
24-142
24-156C1
24-55
24-62C1
24-36
24-28
24-77
24-126
24-80
24-58C1
24-44
24-143
24-19
24-25
24-132
24-27
24-131
24-134
24-117
24-61C1
24-17
24-59C1
24-74
24-52
24-75
24-60C1
24-15
24-78
24-84
24-79
24-21
24-53
24-57
24-33C1
24-98
24-133
24-76
24-85
24-107
24-135
24-18
24-40
24-26
24-145
24-100
24-106
24-20
24-99
24-64
24-124
24-54
24-101
24-13
24-136
24-137
24-24
24-110
24-146
24-87
24-144
24-65
24-51
24-157C1
24-67
24-12
24-138
24-16
24-88
24-66
24-89
24-108
24-109
24-90
24-139
24-69
24-6
24-68
24-140
24-91
24-10
24-123
24-102
24-147
24-92
24-70
24-93
24-8
24-94
24-95
24-97
24-41
24-72
24-63C1
24-111
24-71
24-141
24-23
24-2
24-158DW
24-42
24-32C1
24-162DW
24-56
24-159MW
24-9
24-104
24-7
24-149
24-31
24-155C1
24-116
24-73
24-122
24-113
24-121
24-119
24-14
24-115
24-112
24-161DW
24-11
24-120
24-43
24-114
24-150
24-103
24-118
24-160DW
24-48
24-35
24-50
24-3
24-29
24-4
24-47
24-49
24-46
24-5
24-30

Figure 13-1.
Drill hole Location Map. Section lines are spaced 200 feet apart. North is toward the top of the map.


Injection Well
Production Well
Potentiometric Surface (Exaggerated)
Less Permeable Strata
Ore Bearing Sand
Perforations
Perforations
Less Permeable Strata

Figure 18-1

Schematic cross-section illustrating idealized ore zone geology and lixiviant moving from an injection well to a production well (NUREG 1508, 2002).


Recovery Trunkline
Injection Trunkline
Wellfield Building
To Processing Plant
Oxygen
Outline of Pattern
5-Spot Pattern
Injection Well (Located at Each Grid Intersection)
Recovery Well (Located at Each Grid Center)
400 Ft.
Patterns Repeat Through Wellfield
400 Ft.
7-Spot Pattern
Edge of Wellfield Area
Injection/Recovery Wells
Ore Zone Monitor Wells
Shallow Zone Monitor Wells (One Per 4 Acres)
Inset: 5-Spot Pattern
Groundwater Flow

Figure 18-2

Schematic diagram of a well field showing injection and production well patterns, monitor wells, manifold building, and pipelines (NUREG 1508, 2002).


PRODUCED WATER 14 GPM
TO AQUIFER RECHARGE
PRODUCED WATER 25 GPM
LEACH SOLUTION FROM INJECTION WELLS 3960 GPM
TO RO 35 GPM
REVERSE OSMOSIS
REJECT 10 GPM
BRINE CONCENTRATOR
1 GPM
OXYGEN
CARBON DIOXIDE
MAKEUP WATER 5 GPM
FRESH ELUANT MAKEUP
Na_2CO_3
NaCl
5 GPM
ION EXCHANGE
LEACH SOLUTION FROM PRODUCTION WELLS 4000 GPM
RESIN ELUTION
EVAPORATION
HYDROCHLORIC ACID
H_2O_2
PRECIPITATION
15 GPM
ELUANT RECYCLE
SETTLING
SPENT ELUANT 5 GPM
DISPOSAL WELL
U_3O_8 SLURRY
DECANT WATER 1 GPM
SLURRY TRUCK LOADING AREA
HOLDING TANK
WATER
SLURRY
THICKENED SLURRY
FILTRATION
OPTIONAL
PROCESS FLOW

Figure 18-3

Schematic flow diagram of the ISL uranium recovery process (NUREG 1508, 2002).


Yellowcake Drum Storage
Shower
Office
Dryer Room
Yellowcake Storage
Filter Press
Sump Pits
Yellowcake Slurries
Elution Columns
Barren Eluants
Sump Pits
IX Columns
Injector Pumps
Sand Filters
Final Filters 3.5 Diameter
Platform
RO IX Columns
RO Sand Filters
Low Pressure Pumps
RO Unit
RO Unit
RO Water Storage
$NaHCO_3$ Mix Tank
Sump Pits
Cleaner Tanks

Figure 18-4

Layout of the planned HRI/URI main processing plant (NUREG 1508, 2002).


200
180
160
140
120
100
80
60
40
20
0
U ppm in ISL Solution
0 2 4 6 8 10 12 14 16
Pore Volume
0.02% U grade
0.05% U grade
0.15% U grade

Figure 19-1.
Concentration of uranium in the pregnant extraction solution at various head grades and pore volume. The economic cutoff at current prices is estimated to be at least 100 ppm. The figure is modified from data received from Bill McKnight.


Cumulative Histogram -Cu
Mean
(0.132)
M+1SD
(0.244)
M+2SD
(0.355)
M+3SD
(0.467)
12.5
10.0
7.5
5.0
2.5
0.0
0.05
0.15
0.25
0.35
0.45
0.55
0.65
0.75
0.85
0.95

Figure 19-2
Histogram of the assay population above the cutoff of 0.04% eU_3O_8.


4830 Bench
Sill Limit 0.6%
Range 280 Feet
%eU3O8
0.6
0.4
0.2
0
0
200
400
600
800
1000
1200
1400
Feet

Figure 19-3.
Co-variograms for the 4830 bench based on the average eU_3O_8 values for drill holes within the mineralized zones.

Gregory Myers Ph.D.
18926 240th Ave NE
Woodinville, WA 98077
AusIMM Chartered Professional Geologist
Washington State Professional Geologist
(425) 788-7144
glm3054@aol.com

CERTIFICATE of AUTHOR

I, Gregory Myers do hereby certify that:

1. I am Chief Geologist and President of:
Dorado Minerals
18926 240th Ave NE
Woodinville, WA 98077
(425) 788-7144

2. I graduated with a Doctor of Philosophy degree in Economic Geology from Washington State University in 1993 In addition, I have obtained a Master of Science degree in Economic Geology from the University of Alaska in 1985 and a Bachelor of Science degree in Geology from the University of Alaska in 1981

3. I am a Member and Chartered Professional Geologist of the Australian Institute of Mining and Metallurgy and a Washington State Professional Geologist

4. I have worked as a geologist for a total of 20 years since my graduation from university.

5. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6. I am responsible for the preparation of the technical report titled Technical Report of the Section 24 Portion of the Crownpoint Property, McKinley County, New Mexico. I visited the Crownpoint property on September 17, 2005.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or on their website.

Dated this 2nd Day of March, 2006.


Chartered Professional
THE AUSTRALASIAN INSTITUTE OF
MINING
&
METALLURGY
Gregory L Myers
Geology

Gregory Myers

Appendix A.

Representative Bench Plans showing mineralized bodies above cutoff value of 0.04% eU_3O_8. Local mine grid coordinates are listed across the bottom of each section. Bench elevations are in feet. The mineralized zone is in red.



Figure A-1.


Easting (Feet)
400,000
400,500
401,000
401,500
402,000
1'
2'
3'
4'
5'
6'
7'
8'
9'
10'
11'
12'
13'
1
2
3
4
5
6
7
8
9
10
11
12
13
A
B
C
D
E
F
G
H
I
J
K
L
M
A'
B'
C'
D'
E'
F'
G'
H'
I'
J'
K'
L'
M'
N
Northing (Feet)
1,706,000
1,705,000
1,704,000
24-39
0.0033
24-151
0.0013
24-82
0.00605
24-125
0.0028
24-154
0.0234
24-38
0.005
24-83
0.002
24-45
0.01655
24-153
0.3216
24-130
0.0232
24-105
0.0132
24-55
24-62C1
0.192
24-36
0.207
24-37
0.0038
24-34
0.04795
24-142
0.10495
0.15325
24-156C1
0.2843
24-77
0.0103
24-58C1
0.0134
24-126
0.14435
24-80
24-27
0.03685
24-131
0.02765
24-132
0.0541
24-60C1
0.08995
24-78
0.0154
24-79
0
24-75
0.0057
24-76
0.04515
24-133
0.0022
24-85
0.0084
24-106
0.0070
24-88
0.0024
Mineralized Zone
Grid spacing 200 feet
4790 Bench

Figure A-2


Easting (Feet)
400,000
400,500
401,000
401,500
402,000
1' 2' 3' 4' 5' 6' 7' 8' 9' 10' 11' 12' 13'
N
A
B
C
D
E
F
G
H
I
J
K
L
M
A'
B'
C'
D'
E'
F'
G'
H'
I'
J'
K'
L'
M'
Northing (Feet)
1,706,000
1,705,000
1,704,000
1 2 3 4 5 6 7 8 9 10 11 12 13
Mineralized Zone
Grid spacing 200 feet
4810 Bench

Figure A-3.



Easting (Feet)
Northing (Feet)
Mineralized Zone
Grid spacing 200 feet
4830 Bench
N

Figure A-4.



Mineralized Zone
Grid spacing 200 feet
4850 Bench

Figure A-5



Easting (Feet)
1' 2' 3' 4' 5' 6' 7' 8' 9' 10' 11' 12' 13'
N
A B C D E F G H I J K L M
A' B' C' D' E' F' G' H' I' J' K' L' M'
Northing (Feet)
1 2 3 4 5 6 7 8 9 10 11 12 13
Easting (Feet)
Mineralized Zone
Grid spacing 200 feet
4870 Bench

Figure A-6



Easting (Feet)
Northing (Feet)
N
Mineralized Zone
Grid spacing 200 feet
4890 Bench

Figure A-7.


Easting (Feet)
Northing (Feet)
Mineralized Zone
Grid spacing 200 feet
4910 Bench
N

Figure A-8.



Easting (Feet)
400,000
400,500
401,000
401,500
402,000
1' 2' 3' 4' 5' 6' 7' 8' 9' 10' 11' 12' 13'
N
A
B
C
D
E
F
G
H
I
J
K
L
M
A'
B'
C'
D'
E'
F'
G'
H'
I'
J'
K'
L'
M'
Northing (Feet)
1,706,000
1,705,000
1,704,000
24-21 0.003
24-57 0.000
24-33C1 0.000
24-107 0.001
24-18 0.000
24-135 0.000
24-100 0.000
24-20 0.050
24-64 0.001
24-54 0.000
24-136 0.019
24-124 0.010
24-137 0.000
24-24 0.000
24-144 0.030
24-51 0.016
24-138 0.000
24-12 0.024
24-66 0.000
24-16 0.003
24-67 0.134
24-157C1 0.005
24-90 0.000
24-89 0.000
24-109 0.172
24-108 0.000
24-139 0.030
24-68 0.078
24-91 0.000
24-6 0.001
24-140 0.045
24-10 0.000
24-92 0.000
24-123 0.000
24-94 0.000
24-95 0.000
24-23 0.000
24-97 0.057
24-72 0.000
24-111 0.024
24-71 0.009
24-63C1 0.000
24-149 0.000
24-32C1 0.000
24-9 0.000
24-42 0.001
24-56 0.000
24-7 0.007
24-31 0.019
24-162DW 0.001
24-158DW 0.193
24-159MW 0.002
24-73 0.005
24-155C1 0.000
24-116 0.000
24-121 0.002
24-112 0.003
24-161DW 0.001
24-11 0.001
24-150 0.009
24-103 0.043
24-118 0.000
24-48 0.003
24-49 0.003
24-160DW 0.000
24-47 0.001
24-30 0.000
24-29 0,081
1 2 3 4 5 6 7 8 9 10 11 12 13
Mineralized Zone
Grid spacing 200 feet
4930 Bench

Figure A-9.



Figure A-10.


Easting (Feet)
Northing (Feet)
Mineralized Zone
Grid spacing 200 feet
4970 Bench
N

Figure A-11.


Easting (Feet)
Northing (Feet)
Mineralized Zone
Grid spacing 200 feet
4990 Bench

Figure A-12.


Easting (Feet)
Northing (Feet)
N
Mineralized Zone
Grid spacing 200 feet
5010 Bench
24-6
0.048
24-32C1
0.053
24-155C1
0.120
24-158DW
0.044

Figure A-13.